UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 1

Under the Securities Exchange Act of 1934

EAGLE POINT CREDIT COMPANY INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269808101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 269808101	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Fitzwilliam Insurance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,275,278 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,275,278 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.23% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IC

(1)	The shares are held in Fitzwilliam Segregated Account No. 31 (“Cell 31”), a segregated account within Fitzwilliam Insurance Limited, a Bermuda segregated cell company (“FIL”). FIL has sole voting and dispositive power over all of these shares, except that Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of FIL, and Enstar Group Limited, a Bermuda company (“Enstar”), the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.
(2)	This percentage is calculated based upon 13,811,358 shares of the Issuer’s Common Stock issued and outstanding as disclosed in the Prospectus filed by the Issuer pursuant to Rule 497 on October 9, 2014.

2 of 8 Pages

CUSIP NO. 269808101	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Kenmare Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,275,278 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,275,278 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.23% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IC

3 of 8 Pages

CUSIP NO. 269808101	13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS Enstar Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,275,278 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,275,278 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.23% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IC

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CUSIP NO. 269808101	13G	Page 5 of 8

Item 1.

(a)	Name of Issuer:

Eagle Point Credit Company Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

20 Horseneck Lane

Greenwich, CT 06830

Item 2.

(a)	Name of Persons Filing:

(1) Fitzwilliam Insurance Limited (“FIL”);

(2) Kenmare Holdings Ltd. (“Kenmare”); and

(3) Enstar Group Limited (“Enstar” and, collectively with FIL and Kenmare, the “Reporting Persons”)

(b)	Address of Principal Business Office(s):

c/o Enstar Group Limited

P.O. Box HM 2267

Windsor Place 3rd Floor

22 Queen Street

Hamilton HM JX

Bermuda

(c)	Citizenship:

Each Reporting Person is organized under the laws of Bermuda

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

269808101

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2014, FIL beneficially owned 1,275,278 shares of Common Stock of the Issuer. Kenmare, as the parent of FIL, and Enstar, as the parent of Kenmare, may be deemed to beneficially own all of these shares.

(b)	Percent of class:

9.23%

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CUSIP NO. 269808101	13G	Page 6 of 8

(c)	Number of shares as to which the person has:

Sole power to vote or to direct the vote:

Shared power to vote or to direct the vote:

Sole power to dispose or direct the disposition of:

Shared power to dispose or direct the disposition of:

The information in Items 5 through 8 on pages 2 through 4 of this statement is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 269808101	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

Fitzwilliam Insurance Limited

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Director

Kenmare Holdings Ltd.

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Director

Enstar Group Limited

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Chief Financial Officer

7 of 8 Pages

CUSIP NO. 269808101	13G	Page 8 of 8

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 6, 2015

Fitzwilliam Insurance Limited

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Director

Kenmare Holdings Ltd.

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Director

Enstar Group Limited

By:	/s/ Richard J. Harris
Name:	Richard J. Harris
Title:	Chief Financial Officer

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